Exhibit 99.2

<u>Annex A</u>

Annex A is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States but for Mr. Lucas who is a citizen of France. Also set forth below is the number of shares of Class C Common Stock beneficially owned by such persons as of July 16, 2025. Shares reflected include the following number of shares of Class C Common Stock received in the in-kind distributions described further in this Amendment No. 11 and related transfers: on June 13, 2025: Egon Durban (63,385), Kenneth Hao (41,007), Christian Lucas (7,305), Gregory Mondre (48,114) and Joseph Osnoss (13,336); on June 30, 2025: Egon Durban (21,957), Kenneth Hao (20,290), Christian Lucas (3,622), Gregory Mondre (20,545) and Joseph Osnoss (6,634); and on July 14, 2025: Egon Durban (20,860), Kenneth Hao (19,263), Christian Lucas, (3,424), Gregory Mondre (19,507), and Joseph Osnoss (6,284).

In the past 60 days, there have been no other transactions by such persons in the Class C Common Stock, except that (i) on June 17 and June 24, 2025, investment entities affiliated with Mr. Hao, sold 830 and 45,906 shares, respectively, at average weighted prices of $115.315 and $116.7455, and (ii) on July 7 and July 8, 2025, investment entities affiliated with Mr. Hao, sold 351 and 19,939 shares, respectively at average weighted prices of $124.12 and $123.8066.

Name	Business Address	Principal Occupation	Class C Common Stock Beneficially Owned
Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	1,147,354
Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.	19,263
Christian Lucas	c/o Silver Lake 60 Avenue John F. Kennedy L-1855 Luxembourg	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	67,792
Gregory Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	497,707
Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	149,004